

ENTELEXO
BIOTHERAPEUTICS

Consolidated Financial Statement for the Period Ended:
April 30, 2021

Table of Contents

Internal Accountant's Review Report

To Whom It May Concern:

I have reviewed the accompanying financial statements of Entelexo Biotherapeutics, Inc. and subsidiary (collectively, the "Company"), which comprise the consolidated balance sheet as of April 30, 2021, and the related statements of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. This consolidated review comprises all available financial statements over the past two years: from the Company's inception on April 22, 2020 to April 30, 2021. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, and as a member of the Company myself (with obvious conflict of interest), do not express such an opinion. Furthermore, it was with great prudence that I strive to follow and enforce the Generally Accepted Accounting Principles, and it is to be noted that throughout my tenure performing the accounting and general financial operations of the Company, I was edified, supervised, and frequently reviewed by a third party financial advisor as per contractual agreement with Metro Pacific Business Development Services, LLC from the time of August 2020 through March 2021. I have continued to strictly follow the principles and practices developed during that relationship to the best of my ability, and it is the Company's sincere aim to transparently produce the most accurate and honest financial review possible to our investors, both prospective and current.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. The Company and I believe that the results of our procedures and interpretations provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on my review, I am not aware of any material modification that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.



Todd Schurr, Co-Founder of Entelexo Biotherapeutics, Inc.
June 17, 2021

Entelexo Biotherapeutics, Inc.
2020 Year-End & 2021 YTD Assets
April 30, 2021

2020 Assets

2020 Year-End Assets

Cash and Cash Equivalents	$	305,905.19
Inventory		8,196.70
Total Other Assets		0.00
TOTAL 2020 Year-End ASSETS		314,101.89

2020 Year-End Total Property and Equipment

Property and Equipment, Net	43,160.07

2020 Other Assets

Intangible Assets, Net		0.00
		43,160.07
2020 Year-End Total Assets	$	357,261.96

2021 Assets

Current Assets

Cash and Cash Equivalents	$	1,082,358.42
Inventory		48,292.40
Total Other Assets		0.00
TOTAL CURRENT ASSETS		1,130,650.82

Total Property and Equipment

Property and Equipment, Net	84,517.33

Other Assets

Intangible Assets, Net		0.00
		84,517.33
Total Assets	$	1,215,168.15

Entelexo Biotherapeutics, Inc.
2020 Year-End & 2021 YTD Liabilities & Equity
April 30, 2021

2020 Liabilities and Shareholders' Equity

2020 Year-End Liabilities

Accounts Payable	$	0.00
Long-Term Liabilities		0.00
TOTAL 2020 LIABILITIES		0.00

2020 Year-End Shareholders' Equity

Common Stock, authorized 10,000,000 shares,	
8,000,000 shares issued and outstanding, $0.00001 par value	428,000.00
Paid-in Capital	80.00
Net Income	(70,818.04)
2020 TOTAL SHAREHOLDERS' EQUITY	357,261.96
2020 TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 357,261.96

2021 Liabilities and Shareholders' Equity

Current Liabilities

Accounts Payable	$	9,415.40
Long-Term Liabilities		0.00
TOTAL CURRENT LIABILITIES		9,415.40

Current Shareholders' Equity

Common Stock, authorized 10,000,000 shares,	
8,000,000 shares issued and outstanding, $0.00001 par value	1,383,000.00
Paid-in Capital	80.00
Net Income	(139,035.18)
CURRENT TOTAL SHAREHOLDERS' EQUITY	1,244,044.82
CURRENT TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,253,460.22

Entelexo Biotherapeutics, Inc.
Consolidated Balance Sheet
From Inception to Date
April 30, 2021

Assets

Current Assets		
Cash and Cash Equivalents	$	1,082,358.42
Inventory		48,292.40
Total Other Assets		0.00
TOTAL CURRENT ASSETS		1,130,650.82
Total Property and Equipment		
Property and Equipment, Net		84,517.33
Other Assets		
Intangible Assets, Net		0.00
		84,517.33
Total Assets	$	1,215,168.15

Liabilities and Shareholders' Equity

Current Liabilities		
Accounts Payable	$	9,415.40
Long-Term Liabilities		0.00
TOTAL CURRENT LIABILITIES		9,415.40
Shareholders' Equity		
Common Stock, authorized 10,000,000 shares,		
8,000,000 shares issued and outstanding, $0.00001 par value		1,383,000.00
Paid-in Capital		80.00
Net Income		(209,853.22)
TOTAL SHAREHOLDERS' EQUITY		1,244,044.82
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	1,253,460.22

Entelexo Biotherapeutics, Inc.
2020 Year-End Statement of Income
April 30, 2021

2020 Year-End

2020 Revenues	$	0.00
2020 Cost of Goods Sold		9,292.67
2020 GROSS PROFIT		(9,292.67)
2020 Operating Expenses		
Contractors and Advisors		6,580.00
Information Technology, I.T.		2,613.97
Insurance		9,740.91
Legal Fees and Patents		23,575.50
Meals, Entertainment and Travel		39.54
Office Supplies Expense		101.00
Other Office Expense		800.00
Other Taxes Expense		568.00
Space Rental		17,506.45
2020 TOTAL OPERATING EXPENSES		61,525.37
2020 NET OPERATING LOSS		(70,818.04)
2020 TOTAL OTHER INCOME/(EXPENSE)		0.00
2020 NET INCOME (LOSS)	$	(70,818.04)
2020 OTHER COMPREHENSIVE INCOME/(LOSS)		0.00
2020 TOTAL COMPREHENSIVE LOSS	$	(70,818.04)

Entelexo Biotherapeutics, Inc.
2021 YTD Statement of Income
April 30, 2021

2021 YTD

2021 Revenues	$	0.00
2021 Cost of Goods Sold		102,408.82
2021 GROSS PROFIT		(102,408.82)
2021 Operating Expenses		
Contractors and Advisors		54.25
Information Technology, I.T.		851.04
Insurance		0.00
Legal Fees and Patents		16,411.20
Meals, Entertainment and Travel		1,180.92
Office Supplies Expense		410.95
Other Office Expense		1,385.00
Other Taxes Expense		673.00
Space Rental		15,660.00
2021 TOTAL OPERATING EXPENSES		36,626.36
2021 NET OPERATING LOSS		(139,035.18)
2021 TOTAL OTHER INCOME/(EXPENSE)		0.00
2021 NET INCOME (LOSS)	$	(139,035.18)
2021 OTHER COMPREHENSIVE INCOME/(LOSS)		0.00
2021 TOTAL COMPREHENSIVE LOSS	$	(139,035.18)

Entelexo Biotherapeutics, Inc.
Consolidated Statement of Income
From Inception to Date
April 30, 2021

Revenues	$	0.00
Cost of Goods Sold		111,701.49
GROSS PROFIT		(111,701.49)
Operating Expenses		
Contractors and Advisors		7,431.04
Information Technology, I.T.		3,794.89
Insurance		9,740.91
Legal Fees and Patents		39,986.70
Meals, Entertainment and Travel		1,220.46
Office Supplies Expense		511.95
Other Office Expense		2,185.00
Other Taxes Expense		1,241.00
Space Rental		33,166.45
TOTAL OPERATING EXPENSES		99,278.40
NET OPERATING LOSS		(210,979.89)
TOTAL OTHER INCOME/(EXPENSE)		0.00
NET INCOME (LOSS)	$	(210,979.89)
OTHER COMPREHENSIVE INCOME/(LOSS)		0.00
TOTAL COMPREHENSIVE LOSS	$	(210,979.89)

Entelexo Biotherapeutics, Inc.
2020 Year-End Statement of Equity
April 30, 2021

	Common Stock		Preferred Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount			
BEGINNING BALANCE, APRIL 22, 2020 (INCEPTION)	-	$ -	-	$ -	$ -	$ -	$ -
Contributions	10,000,000	428,000	-	-	80	-	428,080
Other Comprehensive Gain/(Loss)	-	-	-	-	-	-	-
Net Income	-	-	-	-	-	(70,818.04)	(70,818.04)
2020 YEAR-END BALANCE	10,000,000	$ 428,000	-	$ -	$ 80	$ (70,818.04)	$ 357,261.96

9

Entelexo Biotherapeutics, Inc.
2021 YTD Statement of Equity
April 30, 2021

	Common Stock		Preferred Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount			
BEGINNING BALANCE, APRIL 22, 2020 (INCEPTION)	-	$ -	-	$ -	$ -	$ -	$ -
Contributions	10,000,000	80	-	-	955,000	-	$ 955,080
Other Comprehensive Gain/(Loss)	-	-	-	-	-	-	-
Net Income	-	-	-	-	-	(139,035.18)	$ (139,035.18)
ENDING BALANCE, APRIL 30, 2021	10,000,000	$ 80	-	-	$ 955,000	(139,035.18)	$ 816,044.82

10

Entelexo Biotherapeutics, Inc.
Consolidated Statement of Equity
From Inception to Date
April 30, 2021

	Common Stock		Preferred Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount			
BEGINNING BALANCE, APRIL 22, 2020 (INCEPTION)	-	$ -	-	$ -	$ -	$ -	$ -
Contributions	10,000,000	1,383,000	-	-	80	-	$ 1,383,080
Other Comprehensive Gain/(Loss)	-	-	-	-	-	-	-
Net Income	-	-	-	-	-	(210,979.89)	$ (210,979.89)
ENDING BALANCE, APRIL 30, 2021	10,000,000	$1,383,000	-	-	80	(210,979.89)	$1,172,100.11

Entelexo Biotherapeutics, Inc.
Consolidated Statement of Cash Flows
From Inception to Date
April 30, 2021

Cash Flows From Operating Activities

Net Loss	$	(210,979.89)
Inventory		(48,292.40)
Cash Used for Operating Activities	$	**(259,272.29)**
Cash Flows From Financing Activities		
Issuance of Common and Preferred Stock		1,383,080
Cash Provided by Investing Activities	$	**1,383,080**
Net Increase (Decrease) in Cash		**1,123,807.71**
Cash at Beginning of Year, 2020		**-**
Cash at Beginning of Year, 2021		**367,167.98**
Cash at End of Year (April 30, 2021)	$	**1,082,358.42**

1. <u>Summary of Significant Accounting Policies</u>

The Company

The consolidated financial statements have been prepared to present the financial position and results of the operations of the following related entities (collectively, the "Company"). The financial statements only include information from inception (April 22, 2020) through April 30, 2021.

Entelexo Biotherapeutics, Inc. was incorporated in the State of Delaware on April 22, 2020.

Entelexo Biotherapeutics is creating a new class of drugs to address incurable autoimmune diseases. The versatility of Entelexo's biotechnology platform allows for the targeting of the entire scope of autoimmunity, which represents more than $150 billion and over 25 million people in the United States alone. The novel therapeutics developed by the Company bring a host of modern features to autoimmune medicines, including new and multiple mechanisms of action at a cellular level, and sets a new treatment paradigm by targeting the root causes of these diseases as opposed to the current standard merely set at symptom management. These new technologies, in conjunction with the Company's uniquely developed rapid product screening and testing methods, poise Entelexo's products to begin a new era of disease treatments across the globe.

Entelexo Biotherapeutics, Inc. operates with complete independence of any other company or academic institution, and is headquartered in Irvine, California.

Fiscal Year

The Company operates on a December 31st year-end.

Principles of Consolidation and Basis of Accounting

The consolidated financial statements include all accounts of Entelexo Biotherapeutics, Inc. (collectively, the "Company"). The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balance and transactions have been eliminated in the company consolidated financial statements.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the report amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

1. **Summary of Significant Accounting Policies (continued)**

   Risks and uncertainties
   The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States of America. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, competition, changes in medical approaches or in federal regulatory requirements. These adverse conditions could affect the Company's financial condition and the results of its operations.

   Cash and Cash Equivalents
   The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of April 30, 2021, the Company held $1,082,358 in cash or cash equivalents.

   Accounts Receivable
   The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net allowance for doubtful accounts, represents their estimated net realized value.

   The Company does not currently have a marketable product, and thus, does not currently have customers. All therapeutic products in development must first pass through federally approved human clinical trials (typically through a minimum of three phases), and then must receive FDA approval for the treatments to be marketable. All of the Company's products are presently in a preclinical state, and are not expected to enter the first phase of human clinical trials until Q4 2022 at earliest. It is expected for the Company's products to gain FDA approval to enter the market no sooner than Q1 2026. These timelines are estimates, and as such, actual results could differ from these estimates.

   Inventory
   Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At April 30, 2021, the balance related to work in progress was $48,292, and there was not yet an existing inventory related to finished goods.

   Intangible Assets
   The Company has recorded intangible assets at cost. The intangible assets consist of patents. Patent costs are amortized over the useful life of the patent.

1. <u>Summary of Significant Accounting Policies (continued)</u>

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The company sustained net operating losses during the fiscal year 2020 and 2021. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

1. **Summary of Significant Accounting Policies (continued)**

   Fair Value of Financial Instruments
   Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

   Level 1
   Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

   Level 2
   Include other inputs that are directly or indirectly observable to the marketplace.

   Level 3
   Unobservable inputs which are supported by little or no market activity.

   The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

   Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

   Concentrations of Credit Risk
   Cash balances held at a major financial institution may exceed federally insured limits of $250,000 from time to time. Management believes that the financial institution is financially sound and the risk of loss is low.

1. **Summary of Significant Accounting Policies (continued)**

Revenue Recognition
The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale. Unshipped orders are recorded as deferred revenues. The Company has recorded no revenue from inception of April 22, 2020 through April 30, 2021. Reasoning for this value is described above in the Accounts Receivable section on page 8.

Research and Development
Research and development costs are expensed as incurred. Total expense related to research and development was $140,241 for the period from inception of April 22,2020 through April 30,2021.

Equity Based Compensation
The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

New Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. The Company has evaluated the effect that the updated standard has and will have on the financial statements and related disclosures.

2. **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. **Property and Equipment**

Property and equipment consisted of the following at April 30, 2021:

Property and equipment at cost:

Laboratory and office equipment	$84,517
	84,517
Less: Accumulated depreciation	14,090
Total	$ 70,427

4. **Equity**

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is ten million (10,000,000), $0.00001 par value per share. As of April 30, 2021, 8,000,000 shares have been issued and are outstanding. Note that the $1,383,000 under "common stock" is actually in the form of investor SAFE (Simple Agreement for Future Equity) notes from a number of different investors ranging in background from angel investors to Venture Capital firms. The terms of which vary, and if learning of these terms is necessary to whomever it may concern, an inquiry should be made of the Corporation's co-founders.

Equity Based Compensation
As of April 30, 2021, there are three equity-based compensation plans authorized for a yet to be determined quantity of stock options to be granted. This quantity shall be determined according to the following plans and vesting schedules. There are two active vesting schedules: the Primary Vesting Schedule, and the First Alternate Vesting Schedule, as described below. The remaining shares are available for future issuance. The three equity-based compensation plans authorized are stated here:

(1) Authorized for one individual as of June 1, 2020, in exchange for agreeing to represent the Company and its interests and for providing the agreed upon services on behalf of the Company, the Company agrees to award the individual 0.5% equity, equivalent to 50,000 shares of the Company's Common Stock according to the Primary Vesting Schedule.

4. Equity (continued)

(2) Authorized for one individual as of March 26, 2021, in exchange for agreeing to represent the Company and its interests and for providing the agreed upon services on behalf of the Company, the Company agrees to award the individual 10,000 shares of the Company's Common Stock according to the Primary Vesting Schedule.

(3) Authorized for one individual as of April 26, 2021, in exchange for agreeing to represent the Company and its interests and for providing the agreed upon services on behalf of the Company, the Company agrees to award the individual 135,000 shares of the Company's Common Stock according to the First Alternate Vesting Schedule.

Vesting Schedules
Primary Vesting Schedule:

A. Twenty-five percent (25%) of the total number of Shares shall be released from the Repurchase Option on the corresponding day twelve (12) months from the Vesting Commencement Date (or if there is no corresponding day in any such month, on the last day of the relevant month), and

B. Thereafter, the remaining seventy-five percent (75%) of the total number of Shares shall be released from the Repurchase Option in equal monthly installments over the next thirty-six (36) months on the corresponding day of each relevant month (or if there is no corresponding day in any such month, on the last day of such month), subject to the Participant continuing to be a Service Provider to the Company through each such date. "Vesting Commencement Date" shall mean the date of this Agreement.

First Alternate Vesting Schedule:

A. Shares shall be released from the Repurchase Option in equal monthly installments over the next thirty-six (36) months on the corresponding day of each relevant month (or if there is no corresponding day in any such month, on the last day of such month), subject to the Participant continuing to be a Service Provider to the Company through each such date. "Vesting Commencement Date" shall mean the date of this Agreement.